Mail Stop 3561
	October 28, 2005

George Morris
President
Internet Infinity, Inc.
413 Avenue G. #1
Redondo Beach, CA 90277

          Re:	Internet Infinity, Inc.
	Preliminary Information Statement on Schedule 14C
	Filed October 18, 2005
	File No. 0-27633

Dear Mr. Morris:

      We have limited our review of your filing to the issues addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
1. We note you propose to amend your Articles of Incorporation to increase your authorized common stock and preferred stock. It also appears you intend to engage in an acquisition and have retained a consultant for this purpose. Please disclose whether you have any current plans, intentions, or arrangements to engage in an acquisition. If not, please revise to clearly disclose you have no plans.
2. In addition, if you do have current plans to engage in an acquisition, please consider the application of Note A to Schedule 14A.



* * * *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons are in possession of all facts relating to the filing persons` disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from all filing persons acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.










	Please contact Matthew Benson at (202) 551-3335 or David
Mittelman, Legal Branch Chief, at (202) 551-3214 with any questions you may have.


						Sincerely,



								H. Christopher Owings
								Assistant Director



cc:	Thomas Kenan, Esq.
	Fuller, Tubb, Pomeroy & Stokes
	Via Fax - (405) 232-8384
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George Morris
Internet Infinity, Inc.
October 28, 2005
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